EXHIBIT 12
                               WHITMAN CORPORATION
                            STATEMENT OF CALCULATION
                      OF RATIO OF EARNINGS TO FIXED CHARGES
                          (in Millions, Except Ratios)

                                              First Quarter                                 Fiscal Years
                                          --------------------     -------------------------------------------------------------
                                            1999        1998         1998         1997         1996         1995          1994
                                          --------    --------     --------     --------     --------     --------      --------
Earnings:
Income from Continuing
   Operations before Taxes                $   26.5    $   21.1     $  152.2     $   69.9     $  127.7     $  118.2      $   80.3
Fixed Charges                                 13.3        13.9         51.5         75.6         74.4         76.7          72.2
                                          --------    --------     --------     --------     --------     --------      --------
Earnings as Adjusted                      $   39.8    $   35.0     $  203.7     $  145.5     $  202.1     $  194.9      $  152.5
                                          ========    ========     ========     ========     ========     ========      ========

Fixed Charges:
Interest Expense                          $   12.0    $   12.6     $   46.4     $   69.0     $   68.2     $   70.3      $   67.0
Preferred Stock Dividend Requirements
   Of Majority Owned Subsidiary                 --          --           --          1.7          1.5          1.4           1.1
Portion of Rents Representative
   of Interest Factor                          1.3         1.3          5.1          4.9          4.7          5.0           4.1
                                          --------    --------     --------     --------     --------     --------      --------
   Fixed Charges                          $   13.3    $   13.9     $   51.5     $   75.6     $   74.4     $   76.7      $   72.2
                                          ========    ========     ========     ========     ========     ========      ========
Ratio of Earnings to
   Fixed Charges*                              3.0x        2.5x         4.0x         1.9x         2.7x         2.5x          2.1x
                                          ========    ========     ========     ========     ========     ========      ========


* Intercompany interest income from Hussmann and Midas was $1.6 million for the first quarter of 1998 and was $1.6 million, $23.1 million, $23.7 million, $21.8 million and $20.6 million for the fiscal years 1998, 1997, 1996, 1995 and 1994, respectively. Such amounts are included in income from continuing operations before taxes. If this intercompany interest income had reduced interest expense, thereby reducing fixed charges and earnings as adjusted, the ratio of earnings to fixed charges for the first quarter of 1998 and for the fiscal years 1998, 1997, 1996, 1995 and 1994 would have been 2.7x, 4.1x, 2.3x, 3.5x, 3.2x and 2.6x, respectively.

     Whitman Corporation recorded special charges of $49.3 million during the third and fourth quarters of 1997. Excluding these special charges, the ratio of earnings to fixed charges for fiscal 1997 would have been 2.6x. If the fixed charges for 1997 were adjusted for the intercompany interest income noted above, the ratio of earnings to fixed charges would have been 3.3x.

     Whitman Corporation also recorded a pretax gain of $11.4 million during the first quarter of 1999 relating to the sale to PepsiCo of operations in Marion, Virginia, Princeton, West Virginia and the St. Petersburg area of Russia. Excluding the gain, the ratio of earnings to fixed charges for the first quarter of 1999 would have been 2.1x.